UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Evolus, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

30052C107

(CUSIP Number)

Robert Grant

Alphaeon 1 LLC

4040 MacArthur Boulevard, Suite 310

Newport Beach, CA 92660

(949) 260-1700

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Alphaeon 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 3 of 5 Pages

This amendment (“Amendment No. 3”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2020, as subsequently amended by Amendment No. 1 filed on September 20, 2021, and Amendment No. 2 filed on September 27, 2021 (collectively, the “Schedule 13D”), to report and reflect a reduction in the Reporting Person's beneficial ownership of the Issuer’s common stock following sales of such stock as reported herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

Item 2(a) is amended and restated as follows:

(a) This Amendment No. 3 to statement on Schedule 13D is filed by Alphaeon 1 LLC, a Delaware limited liability company (the “Reporting Person”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that it and certain other persons constitute a “group.” An updated Schedule A attached to this Amendment No. 3 sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented as follows:

Effective August 4, 2023, the Reporting Person distributed 1,422,202 of the Contributed Shares to its members, and effective August 11, 2023, the Reporting Person distributed the balance of the Contributed Shares to its members (together, the “Distributions”), in each case in accordance with the Reporting Person’s Limited Liability Company Agreement, the Warrant Agreements, the Contingent Warrants and AEON’s certificate of incorporation, as amended.

Except as set forth herein, the Reporting Person currently has no present plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is amended and restated as follows:

(a)  Following the Distributions, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

(b) Following the Distributions, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

(c) The Reporting Person has affected the following transactions in the Common Stock of the Issuer since the filing of Amendment No. 2:

On February 17, 2023, the Reporting Person sold an aggregate of 1,850,000 shares of the Common Stock of the Issuer in an open-market sale transaction at a weighted average price of $8.40 per share.

Between May 9, 2023 and May 23, 2023, the Reporting Person sold an aggregate of 295,279 shares of Common Stock of the Issuer in open market sales transactions on the following dates at the following prices:

•	On May 9, 2023, the Reporting Person sold 100,000 shares for $9.13 per share;
•	On May 10, 2023, the Reporting Person sold 111,521 shares for $9.61 per share;
•	On May 15, 2023, the Reporting Person sold 43,479 shares for $10.27 per share;
•	On May 16, 2023, the Reporting Person sold 3,223 shares for $10.04 per share;
•	On May 18, 2023, the Reporting Person sold 4,328 shares for $10.01 per share; and
•	On May 23, 2023, the Reporting Person sold 32,728 shares for $10.17 per share.

Between June 9, 2023 and June 12, 2023, the Reporting Person sold an aggregate of 2,308,493 shares of Common Stock of the Issuer in open market sales transactions on the following dates at the following prices:

•	On June 9, 2023, the Reporting Person sold 2,064,644 shares for $7.59 per share; and
•	On June 12, 2023, the Reporting Person sold 243,849 shares for $8.23 per share.

On July 27, 2023, the Reporting Person sold 50,000 shares of Common Stock of the Issuer in open-market sales transactions at a weighted average price of $9.98 per share.

On July 21, 2023, AEON completed a business combination with Priveterra Acquisition Corp., a special purpose acquisition company, triggering the Distributions.

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 4 of 5 Pages

(d) Except as set forth in Item 4, no person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock. However, the members of the Reporting Person have the right to participate in the receipt of dividends from, and in the proceeds from the sale of, the shares of Common Stock in accordance with their respective membership interests and rights in the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities effective June 9, 2023.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and supplemented as follows:

Effective on or about April 24, 2023, the Reporting Person entered into a First Amendment to Warrant Agreement with the Noteholders modifying among other things the triggers and conversion terms for exercise of the Contingent Warrants.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and supplemented as follows:

Exhibit 1*		Form of First Amendment to Warrant Agreement, by and between Alphaeon 1 LLC and each of the Noteholders.
Exhibit 24		Power of Attorney of Alphaeon 1 LLC

	*	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type that the registrant treats as private or confidential.

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2023

ALPHAEON 1 LLC

By:	/s/ Andrew Lusk
Name:	Andrew Lusk
Title:	Attorney-in-Fact for Robert E. Grant, Chairman of the Board of Managers

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each manager and executive officer of the Reporting Person (the “Instruction C Persons”).  To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Amendment No. 3 to Schedule 13D except as otherwise disclosed herein.

Alphaeon 1 LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Business Address
Robert Grant	Manager	Chairman	United States	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660
Darren O’Brien	Manager	Managing Director, Sailing Capital Advisors (Hong Kong) Limited	United States	Unit 2006-08, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong
Jost Fischer	Manager	Investor	Germany	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660